FORM 11-K
                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended September 30, 2010

                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 0-23333


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Timberland Bank Employee Stock Ownership and 401(k) Plan


        B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                Timberland Bank
                               624 Simpson Avenue
                           Hoquiam, Washington 98550

Financial Statements and Exhibits

                                                                       Page

   (a)  Reports of Independent Registered Public Accounting Firms        1

   (b)  Financial Statements

        Statements of Net Assets Available for Benefits
              at September 30, 2010 and 2009                             2

        Statement of Changes in Net Assets Available for Benefits
              for the Year Ended September 30, 2010                      4

        Notes to the Financial Statements                                6

   (c)  Supplemental Schedule

          Schedule H, Line 4i   Schedule of Assets (Held at End of Year) 13

  (d)  Exhibit 23 Consent of Independent Registered Public Accounting
          Firm                                                           15




                                   Signatures

       The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


       --------------------------------------------------
       Administrator, Timberland Bank Employee Stock Ownership and 401(k) Plan


   By:  /s/Dean J. Brydon
        ------------------------------
        Dean J. Brydon                (name)
        ------------------------------
        Chief Financial Officer       (title)
        ------------------------------
        Timberland Bank               (bank)
        ------------------------------


  Date:  February 24, 2011

Timberland Bank Employee Stock Ownership and 401(k) Plan

Financial Report
September 30, 2010

                                                           Timberland

                                                                 Bank

                                                             Employee

                                                                Stock

                                                            Ownership

                                                                  And

                                                               401(k)

                                                                 Plan



                                                            Financial

                                                               Report



                                                         September 30

                                                                 2010

Contents


Report of Registered Independent  Public Accounting Firm .............  1


Financial Statements

Statements of Net Assets Available for Benefits...................... 2-3

Statement of Changes in Net Assets Available for Benefits............   4

Notes to Financial Statements........................................5-12


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......13-14

         Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Investment and Benefit Committees of Timberland Bank Employee Stock Ownership and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan (the
Plan) as of September 30, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended September 30, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2010 and 2009 and the changes in net assets available for benefits for the year ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i schedule of assets (held at the end of year) as of September 30, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Spokane, Washington
February 16, 2011

                                                            Financial

                                                           Statements

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


                                            September 30, 2010

                                              Nonparticipant-
                                                 Directed
                             Participant- ----------------------
                             Directed     Allocated   Unallocated    Total
Assets
 Investments, at fair value:
  Stable Value Common
   Collective Trust Fund   $  569,438   $      - -   $       - -  $   569,438
  Other common collective
   trust funds              6,205,607          - -           - -    6,205,607
  Timberland Bancorp, Inc.
   ("Bancorp") common
   stock                    1,568,750    2,284,660     1,211,106    5,064,516
                           ----------   ----------   -----------  -----------
 Total investments          8,343,795    2,284,660     1,211,106   11,839,561

 Cash                         296,940        1,212         2,308      300,460
                           ----------   ----------   -----------  -----------
 Total assets               8,640,735    2,285,872     1,213,414   12,140,021

Liabilities

 Note payable                     - -          - -     3,537,777    3,537,777

                           ----------   ----------   -----------  -----------
Net assets available at
 fair value                 8,640,735    2,285,872    (2,324,363)   8,602,244

Adjustment from fair value
 to contract value for
 fully benefit-responsive
 investment contracts          (7,031)         - -           - -       (7,031)

 Net assets available      ----------   ----------   -----------  -----------
  for benefits             $8,633,704   $2,285,872   $(2,324,363) $ 8,595,213
                           ==========   ==========   ===========  ===========


See notes to financial statements.

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009



                                            September 30, 2009

                                              Nonparticipant-
                                                 Directed
                             Participant- ----------------------
                             Directed     Allocated   Unallocated    Total
Assets
 Investments, at fair value:
  Stable Value Common
   Collective Trust Fund    $  570,798  $      - -   $       - -  $   570,798
  Other common collective
   trust funds               5,678,533         - -           - -    5,678,533
   Bancorp common stock      1,686,671   2,555,502     1,554,644    5,796,817
                           ----------   ----------   -----------  -----------
 Total investments           7,936,002   2,555,502     1,554,644   12,046,148

 Cash                           65,360      16,653         2,304       84,317
                           ----------   ----------   -----------  -----------
 Total assets                8,001,362   2,572,155     1,556,948   12,130,465

Liabilities

 Note payable                      - -         - -     3,811,270    3,811,270

Net assets available at     ----------  ----------   -----------  -----------
 fair value                  8,001,362   2,572,155    (2,254,322)   8,319,195

Adjustment from fair value
 to contract value for
 fully benefit-responsive
 investment contracts          (32,836)        - -           - -      (32,836)

 Net assets available       ----------  ----------   -----------  -----------
  for benefits              $7,968,526  $2,572,155   $(2,254,322) $ 8,286,359
                            ==========  ==========   ===========  ===========


See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
Year Ended September 30, 2010


                                              Nonparticipant-
                                                 Directed
                             Participant- ----------------------
                             Directed     Allocated   Unallocated    Total
Additions to net assets
Investment income:
 Net appreciation
  (depreciation) in fair
  value of investments:
    Stable Value Common
     Collective Trust Fund  $   14,528   $      - -   $       - -  $   14,528
    Other common collective
     trust funds               483,772          - -           - -     483,772
    Bancorp common stock      (276,463)    (488,528)      (57,122)   (822,113)
 Interest and dividends         21,471       22,093        13,370      56,934
Contributions:
 Employer                      294,324          - -       553,412     847,736
 Participant                   473,052          - -           - -     473,052
Allocation of 35,266.74
 shares of Bancorp common
 stock                             - -      264,324           - -     264,324
                            ----------   ----------   -----------  ----------
 Total additions to net
  assets                     1,010,684     (202,111)      509,660   1,318,233
                            ----------   ----------   -----------  ----------

Deductions from net assets
 Interest expense                  - -          - -       315,377     315,377
 Benefit payments              345,506       84,172           - -     429,678
 Allocation of 35,266.74
  shares of Bancorp common
  stock                            - -          - -       264,324     264,324
                            ----------   ----------   -----------  ----------
 Total deductions from net
  assets                       345,506       84,172       579,701   1,009,379
                            ----------   ----------   -----------  ----------

Net increase (decrease)        665,178     (286,283)      (70,041)    308,854

Net assets available for
 benefits

  Beginning of year          7,968,526    2,572,155    (2,254,322)  8,286,359

                            ----------   ----------   -----------  ----------
  End of year               $8,633,704   $2,285,872   $(2,324,363) $8,595,213
                            ==========   ==========   ===========  ==========


See notes to financial statements.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership and 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Effective October 1, 2006, Timberland Bank ("Company") established the Plan by combining the existing Timberland Bank Employee Stock Ownership Plan and the Timberland Bank 401(k) Profit Sharing Plan. The Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan ("ESOP"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with
Section 401(a) and 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("Code"). The Plan is administered by Pentegra Retirement Services and Pentegra Trust Company is the trustee for Bancorp stock and Reliance Trust Company is the trustee for all other funds in the Plan. The Company is the wholly owned subsidiary of the Bancorp. The Plan has recently been amended and restated to comply with the Pension Protection Act of 2006 and subsequent legislation, including related guidance.

The Plan purchased Bancorp common stock using proceeds borrowed from the Bancorp to fund the ESOP portion of the Plan. The borrowing is to be repaid over a period of 21.25 years by fully deductible Company contributions to the Plan. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is released and allocated annually to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of stock and guaranteed by the Company. The Bancorp has no rights against shares once they are allocated under the Plan. Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:

 *    The accounts of employees with vested rights in allocated stock
      (Allocated)

 *    Stock not yet allocated to employees (Unallocated)

Voting Rights

Each participant may direct the trustee as to the voting rights attributable to shares of Bancorp common stock held in the ESOP component of the Plan, which are allocated to the participant's stock account. Any allocated shares in which voting instructions are not received, unallocated shares under the ESOP component of the Plan, and shares held in the 401(k) component of the Plan are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.

Eligibility for Participation and Contributions

The Plan covers substantially all employees of the Company or an affiliated entity who have one year of service and are 21 years of age or older. Generally, a year of service is credited upon the completion of at least 1,000 hours of service within a Plan year (October 1 to September 30). The Plan provides entry dates on the first day of each calendar quarter. However, employees who are at least age 21, but have not been credited with a year of service, are eligible to make 401(k) contributions as of the first day of the month after employment. Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that Plan year.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 1 - Plan Description and Basis of Presentation (continued)

401(k) and Company Contributions and Participant Investment Options

The Plan participants may contribute into the 401(k) component up to the maximum of pretax annual compensation as set by law ($16,500 for 2010 and 2009). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). The Company makes an annual safe harbor profit sharing contribution of three percent of eligible compensation, with additional amounts contributed at the option of its Board of Directors. The Company also makes contributions necessary to repay the ESOP loan.

Participants age 50 and older during the Plan year are permitted to make elective 401(k) catch-up deferrals in accordance with Section 414(v) of the Code. For 2010 and 2009, the maximum catch-up deferral by law was $5,500 per year.

Participants may direct the investments of their 401(k) salary deferral contributions, safe harbor contribution and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan's literature.


Participant Account Allocations

Each eligible participant's account is credited with allocations of the (a) Company's safe-harbor contribution, (b) Company's discretionary contribution (if the participant is eligible), (c) Company stock released as a result of the ESOP loan repayments (if the participant is eligible), (d) Participants 401(k) and catch-up contributions, (e) the Plan's earnings and (f) the forfeitures of terminated participants' nonvested accounts (if the participant is eligible). ESOP allocations and Company discretionary contributions are based upon the relation of the participant's compensation to total eligible Plan compensation for the Plan year. Eligible compensation is limited for any participant to $245,000 for 2010 and 2009. Dividends from Bancorp common stock in the ESOP component are used, along with Company contributions, to make payments on the ESOP loan. Dividends earned on allocated shares are credited to participant accounts in the form of Bancorp stock equal to the fair market value of the stock at the time of the dividend. Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur. Forfeitures allocated for the years ended September 30, 2010 and 2009, totaled $2,953 and $10,936, respectively for the ESOP part of the Plan. For the years ended September 30, 2010 and 2009, the 401(k) forfeitures totaled $4,837 and $6,586, respectively.

Benefit Payments and Plan Amendments

On termination of service, a participant whose vested Plan accounts totaled $1,000 or less will receive a lump-sum amount equal to the value of the vested
interest in his or her account.   A participant whose vested Plan accounts
exceed $1,000 may leave the funds in the Plan or elect to receive his or her vested interest in either a lump sum distribution or a distribution over a certain period in monthly, quarterly, semiannual or annual installments. A participant's vested Plan accounts will be distributed upon attaining age 65, unless an election has been made to defer or accelerate the distribution of benefits. All distributions from the 401(k) component are in cash. Distributions from the ESOP component are in the form of Bancorp common stock or cash as elected by the participant. During the year ended September 30, 2010, the Plan distributed 22,458 shares of Bancorp common stock from the ESOP component.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 1 - Plan Description and Basis of Presentation (continued)

Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of accounts, the ESOP, plus earnings thereon, is based on years of credited service. Participants gradually vest in these accounts, and are fully vested after six years of credited service. A participant's account also becomes 100 percent vested upon attaining the age of 65 while actively employed, or if the participant's separation from service is a result of death or disability.

ESOP Component Diversification

Diversification is available to a participant that has three years or more of service with the Company. They may diversify their entire ESOP balance or any portion they choose. The divestment may be directed into the same fund choices available for the 401(k) component of the Plan. Divestment and reinvestment may occur once a month. During the Plan year ended September 30, 2010, there were 1,383 shares or $6,222 that were diversified out of the ESOP component of the Plan.

Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to the Plan's provisions. Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code. In the event of Plan termination, participants become 100 percent vested in their accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments at September 30, 2010 and 2009 consist of common collective trust funds and Bancorp common stock; both of which are stated at fair value. Quoted market prices are used to value shares of Bancorp common stock. The Plan's interest in the common collective trust funds are based on the fair values of the common collective trust funds' underlying investments, based on net asset value information reported by the investment manager (State Street Global Advisors) to the asset custodian (Reliance Trust Company) and trustees (Reliance Trust Company and Pentegra Trust Company). Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 2 - Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (concluded)

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

As of December 31, 2008, the Plan adopted the Financial Accounting Standards Board ("FASB") issued staff position on interim disclosures about fair value of financial instruments for financial assets and liabilities. The FASB guidance defines fair value, and increases disclosures regarding fair value calculations.

Payment of Benefits

Benefits are recorded when paid.

Fully Benefit-Responsive Investment Contracts

As described in the FASB Audit Guidance for Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investing Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust fund. Contract value for this common collective trust fund is based on the net asset value of the fund, as reported by the investment manager. As required by the FASB guidance, the statements of net assets available for benefits present the fair value of the investment in the common collective trust fund as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The provisions of the FASB guidance for reporting of fully benefit-responsive investment contracts have been applied to the statement of net assets available for benefits as of September 30, 2010 and 2009.


Note 3 - Tax Status

The Plan obtained its latest determination letter dated December 19, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and operating in compliance with the applicable requirements of the Code.

On December 15, 2010, the Plan applied for a new determination letter and as of February 16, 2011 the determination letter request was still pending.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 4 - Administration of Plan Assets

Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officers or employees receive compensation from the Plan. The Company also retained the services of a third party to perform third-party administrative functions. Administrative expenses are paid directly by the Company and approximated $22,583 for the year ended September 30, 2010.


Note 5 - Investments

The following presents, separately, identified investments that represent five percent or more of the Plan's net assets and Bancorp common stock at September 30, 2010:

                                              Nonparticipant-
                                                 Directed
                             Participant- ----------------------
                             Directed     Allocated   Unallocated    Total

Bancorp common stock
 Number of shares             388,314      565,524       299,786    1,253,624

 Market value              $1,568,750   $2,284,660    $1,211,106  $ 5,064,516

State Street Global
 Advisors Common
  Collective Trust Short Term
  Investment Fund           1,450,935          - -           - -    1,450,935

State Street Global Advisors
 Moderate Strategic Balanced
 SL Fund                      930,321          - -           - -      930,321

State Street Global Advisors
 Russell 2000 Index SL Series
 Fund - Class A               828,553          - -           - -      828,553

State Street Global Advisors
 Aggressive Strategic Balanced
 SL Fund                      734,883          - -           - -      734,883

State Street Global Advisors
 S&P 500 Flagship SL Series
 Fund - Class A               658,270          - -           - -      658,270

Other (including common
 collective trust funds)    2,172,083          - -           - -    2,172,083

Total investments at fair  ----------   ----------    ----------  -----------
 value                     $8,343,795   $2,284,660    $1,211,106  $11,839,561
                           ==========   ==========    ==========  ===========

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 5 - Investments (continued)

The following presents, separately, identified investments that represent five percent or more of the Plan's net assets and Bancorp common stock at September 30, 2009:

                                              Nonparticipant-
                                                 Directed
                             Participant- ----------------------
                             Directed     Allocated   Unallocated    Total
Bancorp common stock
 Number of shares             363,507       550,755       335,052    1,249,314

 Market value              $1,686,671    $2,555,502    $1,554,644   $5,796,817

State Street Global
 Advisors Common
 Collective Trust Short
 Term Investment Fund       1,543,161           - -           - -    1,543,161

State Street Global
 Advisors Moderate
 Strategic Balanced SL
 Fund                         849,560           - -           - -      849,560

State Street Global
 Advisors Russell
 2000 Index SL Series
 Fund - Class A               723,875           - -           - -      723,875

State Street Global
 Advisors Aggressive
 Strategic Balanced SL
 Fund                         689,030           - -           - -      689,030

Other (including common
 collective trust funds)    2,443,705           - -           - -    2,443,705

Total investments at       ----------    ----------    ----------  -----------
 fair value                $7,936,002    $2,555,502    $1,554,644  $12,046,148
                           ==========    ==========    ==========  ===========

During the year ended September 30, 2010, the Plan's investments, including gains and losses on investments bought and sold, as well as held during each period, appreciated (depreciated) in value as follows:

Stable value common collective trust fund                        $   14,528
Other common collective trust funds                                 483,772
Bancorp common stock                                               (822,113)
                                                                 ----------

  Net depreciation in fair value of investments                  $ (323,813)
                                                                 ==========

The Stable Value Common Collective Trust Fund is administrated by State Street Global Advisors. The average yield and crediting interest rates were approximately 2.1% and 2.7%, respectively for the Plan year 2010.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 6 - Note Payable

On December 19, 2006, the Company approved the extension of the Plan's term loan agreement with the Bancorp (a related party). The new agreement extended the maturity date of the note to March 31, 2019. The quarterly payments decreased to $147,217 from $234,269 with the interest rate remaining at 8.5 percent. The note is guaranteed by the Company and remains collateralized by unallocated shares of Bancorp common stock. The new annual principal and interest payments total $588,870 and are due through maturity in 2019.


Note 7 - Employer Contributions

The Company is obligated to make contributions in cash to the Plan for the ESOP component, which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest on the term loan. In addition, the Company is obligated to make an annual safe-harbor contribution of three percent of eligible compensation into the 401(k) component which totalled $294,324 for the year ended September 30, 2010. At the discretion of the Board of Directors, the Company may make an additional profit sharing contribution to the 401(k) component of the Plan. For the year ended September 30, 2010, there was no such discretionary contribution.


Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010 and 2009


Note 9 - Fair Value of Investments

As discussed in Note 2, the Plan adopted the authoritative guidance on fair value of financial instruments as of December 31, 2008. The authoritative guidance established a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques in fair value calculations. The three levels of inputs are defined as follows:

  Level 1 - unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company.
  Level 2 - inputs that are observable in the marketplace other than those inputs classified as Level 1
  Level 3 - inputs that are unobservable in the marketplace and significant to the valuation

The guidance on fair value of financial instruments requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis at September 30, 2010 and 2009 (in thousands):

                                         Fair Value
                                ---------------------------
2010                            Level 1   Level 2   Level 3   Total Losses

Available for Sale Securities
Bancorp common stock             $5,064   $  - -    $  - -       $ (822)
Stable Value common collective
 trust fund                         - -      569       - -          - -
Other common collective trust
 funds                              - -    6,206       - -          - -
                                 ------   ------    ------      -------
Total                            $5,064   $6,775    $  - -       $ (822)


                                         Fair Value
                                ---------------------------
2009                            Level 1   Level 2   Level 3   Total Losses

Available for Sale Securities
Bancorp common stock             $5,797   $  - -    $  - -      $(3,554)
Stable Value common collective
 trust fund                         - -      571       - -          - -
Other common collective trust
 funds                              - -    5,678       - -          (68)
                                 ------   ------    ------      -------
Total                            $5,797   $6,249    $  - -      $(3,622)


Note 10 - Subsequent Events

Management has evaluated events and transactions that occurred after the balance sheet date of September 30, 2010 through February 16, 2011, the date the financial statements were available to be issued.

                                                         Supplemental

                                                             Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010

EIN:      20-5645878
Plan #:   002

(a) and (b)         (c)                                      (d)      (e)
Identity of Issue,  Description of Investment, Including     Cost     Current
Borrower, Lessor    Maturity Date, Rate of Interest,                  Value
or Similar Party    Collateral, Par or Maturity Value

Stable Value Common Collective Trust Fund
-----------------------------------------
State Street
 Global Advisors    Pentegra Stable Value Fund, at Fair
                     Value                               $     *    $  569,438
Employer Stock
--------------
**Timberland
 Bancorp, Inc.      Common Stock - 865,310 Shares         6,485,498  3,495,766

**Timberland
 Bancorp, Inc.      Common Stock   388,314 Shares              *     1,568,750
                                                                    ----------

                                                                     5,064,516
Other Common Collective Trust Funds
-----------------------------------

State Street
 Global Advisors    Common Collective Trust Short
                     Term Invesment Fund                        *    1,450,935

State Street
 Global Advisors    Moderate Strategic Balanced SL Fund         *      930,321

State Street
 Global Advisors    Russell 2000 Index SL Series Fund -
                     Class A                                    *      828,553

State Street
 Global Advisors    Aggressive Strategic Balanced SL Fund       *      734,883

State Street
 Global Advisors    S&P 500 Flagship SL Series Fund -
                     Class A                                    *      658,270

State Street
 Global Advisors    Daily EAFE Index SL Series Fund -
                     Class T                                    *      258,461

State Street
 Global Advisors    S&P Midcap Index SL Series Fund -
                     Class A                                    *      202,714

State Street
 Global Advisors    S&P Value Index SL Fund Series A            *      188,110

State Street
 Global Advisors    Long US Treasury Index SL Series
                     Fund Class A                               *      185,234

State Street
 Global Advisors    NASDAQ 100 Index Non-Lending Fund
                     Series A                                   *      143,986

State Street
 Global Advisors    REIT Index Non-Lending Series Fund -
                     Class A                                    *      135,465

State Street
 Global Advisors    S&P Growth Index SL Fund Series A           *      134,210

State Street
 Global Advisors    Target Retirement Fund 2015                 *      118,544

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2010

EIN:      20-5645878
Plan #:   002

(a) and (b)         (c)                                     (d)       (e)
Identity of Issue,  Description of Investment, Including     Cost     Current
Borrower, Lessor    Maturity Date, Rate of Interest,                  Value
or Similar Party    Collateral, Par or Maturity Value

Other Common Collective Trust Funds (continued)
-----------------------------------------------

State Street
 Global Advisors    Passive Bond Market Index SL Series
                     Fund A                                    *       112,494

State Street
 Global Advisors    Conservative Strategic Balanced SL
                     Fund                                      *        70,817

State Street
 Global Advisors    Target Retirement Fund 2025                *        26,385

State Street
 Global Advisors    Target Retirement Fund 2045                *        14,106

State Street
 Global Advisors    Target Retirement Fund 2035                *        12,119
                                                                   -----------

                                                                     6,205,607

                                                                   -----------
                                                                   $11,839,561
                                                                   ===========








* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest

       Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-116163, filed June 4, 2004) on Form S-8 of Timberland Bancorp, Inc. of our report dated February 16, 2011 appearing in this Annual Report on Form 11-K of Timberland Bank Employee Stock Ownership and 401(k) Plan for the year ended September 30, 2010.

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLOP

Spokane, Washington
February 16, 2011